August 12, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read item 4.01 of Form 8-K/A dated August 12, 2008 of The Marcus Corporation and are in agreement with the statements contained in the first, second and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP